UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Orthofix International N.V.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

N6748L102
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 765,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 765,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,935
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 106,935
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,935
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 106,935
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 765,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 765,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 871,980
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 871,980
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 871,980
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 871,980
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 871,980
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 871,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 871,980
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 871,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 871,980
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 871,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 871,980
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 871,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON J. MICHAEL EGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON STEVEN J. LEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. N6748L102

1	NAME OF REPORTING PERSON CHARLES T. ORSATTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. N6748L102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $.10 per share (the “Shares”), of Orthofix International N.V. (the “Issuer”).  The address of the principal executive offices of the Issuer is 7 Abraham de Veerstraat Curaçao, Netherlands Antilles.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund;

(iv)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(v)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(vi)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(vii)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(viii)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(ix)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S;

(x)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

(xi)	Peter A. Feld (“Mr. Feld”), a nominee for the Board of Directors of the Issuer;

(xii)	J. Michael Egan (“Mr. Egan”), a nominee for the Board of Directors of the Issuer;

CUSIP NO. N6748L102

(xiii)	Steven J. Lee (“Mr. Lee”), a nominee for the Board of Directors of the Issuer; and

(xiv)	Charles T. Orsatti (“Mr. Lee”), a nominee for the Board of Directors of the Issuer.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund and Enterprise Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

The address of the principal office of Mr. Feld is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of Mr. Egan is c/o Steadman Hawkins Research Foundation, 181 West Meadow Drive, Suite 1000, Vail, Colorado 81657.

The address of the principal office of Mr. Lee is 420 North Casey Key Road, Osprey, Florida 34229.

The address of the principal office of Mr. Orsatti is 372 Larboard Way, Clearwater Beach, Florida 33767.

(c)           The principal business of each of Value and Opportunity Master Fund and Enterprise is serving as a private investment fund.  Each of Value and Opportunity Master Fund and Enterprise has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

The principal occupation of Mr. Feld is serving as a managing director of Ramius.

The principal occupation of Mr. Egan is serving as the Chief Executive Officer of Steadman Hawkins Research Foundation.

CUSIP NO. N6748L102

The principal occupation of Mr. Lee is serving as the President of SL Consultant Inc.

The principal occupation of Mr. Orsatti is serving as the Chairman and Managing Partner of Fairfield Capital Partners, Inc.

(d)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, Solomon, Feld, Egan, Lee and Orsatti are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Value and Opportunity Master Fund and Enterprise were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 871,980 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund and Enterprise is approximately $11,222,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 7, 2009, the Reporting Persons filed a definitive proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) seeking written consents from the holders of the Issuer’s Shares to request that the Issuer call a special general meeting of the Issuer’s shareholders (the “Special Meeting”) for the following purposes: (i) to remove four members of the current Board of Directors of the Issuer (the “Board”), James F. Gero, Peter Hewet, Alan Milinazzo and Walter P. Von Wartburg, without cause, (ii) to remove, without cause, any directors appointed by the Board without shareholder approval between December 10, 2008 and up through and including the date of the Special Meeting, (iii) in the event Proposal (i) is approved, to elect directors to fill up to four vacancies created by the removal of directors, and (iv) to transact such other business as may properly come before the Special Meeting.

On January 12, 2009, RCG Starboard Advisors, together with its affiliates (the “Ramius Group”) issued a letter to the Issuer’s shareholders (the “January 12 Letter”) urging their support to call the Special Meeting and to elect Messrs. Feld, Egan, Lee and Orsatti (each a “Nominee” and collectively, the “Nominees”) to replace four current members of the Issuer’s Board.  In addition, the January 12 Letter called for the Issuer to immediately explore a sale or disposition of Blackstone in order to better position the Issuer for future success.  A copy of the January 12 Letter is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

CUSIP NO. N6748L102

If successful in their solicitation of written requests to call the Special Meeting, the Reporting Persons intend to file and disseminate a separate proxy statement and proxy card relating to proposals to be voted upon at the Special Meeting, if so called.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, nominating or recommending additional candidates to serve as members of the Board, having discussions with other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,101,718 Shares outstanding, as of November 7, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on January 9, 2009, Value and Opportunity Master Fund beneficially owned 765,045 Shares.

Percentage: Approximately 4.5%.

(b)	1. Sole power to vote or direct vote: 765,04
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 765,04
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Enterprise Master Fund

(a)	As of the close of business on January 9, 2009, Enterprise Master Fund beneficially owned 106,935 Shares.

CUSIP NO. N6748L102

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 106,935
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 106,935
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Ramius Advisors

(a)	Ramius Advisors, as the investment advisor of Enterprise Master Fund, may be deemed the beneficial owner of the 106,935 Shares owned by Enterprise Master Fund.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 106,935
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 106,935
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Enterprise Master Fund in the past 60 days are set forth in Schedule A and incorporated herein by reference.

D.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 765,045 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.5%.

(b)	1. Sole power to vote or direct vote: 765,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 765,045
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund are set forth in Schedule A and incorporated herein by reference.

E.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 765,045 Shares owned by Value and Opportunity Master Fund and (ii) 106,935 Shares owned by Enterprise Master Fund.

Percentage: Approximately 5.1%.

CUSIP NO. N6748L102

(b)	1. Sole power to vote or direct vote: 871,980
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 871,980
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated herein by reference.

F.	C4S

(a)	C4S, as the managing member of Ramius, may be deemed the beneficial owner of the (i) 765,045 Shares owned by Value and Opportunity Master Fund and (ii) 106,935 Shares owned by Enterprise Master Fund.

Percentage: Approximately 5.1%.

(b)	1. Sole power to vote or direct vote: 871,980
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 871,980
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S,  may be deemed the beneficial owner of the (i) 765,045 Shares owned by Value and Opportunity Master Fund and (ii) 106,935 Shares owned by Enterprise Master Fund.

Percentage: Approximately 5.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 871,980
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 871,980

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. N6748L102

H.
None of Messrs. Feld, Egan, Lee and Orsatti directly owns any Shares nor have they entered into any transactions in the Shares during the past 60 days.  Each of Messrs. Feld, Egan, Lee and Orsatti, as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, may be deemed to be a beneficial owner of the (i) 765,045 Shares owned by Value and Opportunity Master Fund and (ii) 106,935 Shares owned by Enterprise Master Fund.  Each of Messrs. Feld, Egan, Lee and Orsatti disclaims beneficial ownership of such Shares.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 12, 2009, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the parties agreed to form the group for the purpose of soliciting written consents to call the Special Meeting and proxies for the election of the persons nominated by Value and Opportunity Master Fund as directors of the Issuer and for the purpose of taking all other actions incidental to the foregoing, (c) Value and Opportunity Master Fund and Enterprise Master Fund shall have the right to pre-approve all expenses incurred in connection with the group's activities and agreed to pay directly all such pre-approved expenses on a pro rata basis between Value and Opportunity Master Fund and Enterprise Master Fund based on the number of Shares in the aggregate held by each of Value and Opportunity Master Fund and Enterprise Master Fund on the date hereof and (d) Ramius shall have the right to pre-approve all SEC filings, press releases or stockholder communications proposed to be made or issued in connection with the group’s activities.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Value and Opportunity Master Fund Ltd and certain of its affiliates have agreed to indemnify each of Messrs. Egan, Lee and Orsatti against claims arising from the solicitation of written requests to call the Special Meeting, and subsequent proxy solicitation, to nominate and elect directors at the Special Meeting pursuant to letter agreements (the “Indemnification Letter Agreements”).  A form of the Indemnification Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

RCG Starboard Advisors has agreed to compensate each of Messrs. Egan, Lee and Orsatti for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the "Compensation Letter Agreements").  Pursuant to the terms of the Compensation Letter Agreements, RCG Starboard Advisors has agreed to pay each of Messrs. Egan, Lee and Orsatti (i) $10,000 in cash upon the submission by the Ramius Group of a written request to the Issuer requesting that the Issuer call the Special Meeting and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of such Nominee’s election as a director of the Company at the Special Meeting.  Each of Messrs. Egan, Lee and Orsatti agreed to use such compensation to acquire securities of the Issuer no later than 14 days after receipt of such compensation.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

CUSIP NO. N6748L102

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, Peter A. Feld, J. Michael Egan, Steven J. Lee and Charles T. Orsatti, dated January 12, 2009.

99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

99.3	Power of Attorney for Peter A. Feld, J. Michael Egan, Steven J. lee and Charles T. Orsatti, dated January 12, 2009.

99.4	Form Indemnification Letter Agreement.

99.5	Form Compensation Letter Agreement.

99.6	Letter to the Issuer’s Shareholders, dated January 12, 2009.

CUSIP NO. N6748L102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member
RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Peter A. Feld, J. Michael Egan, Steven J. Lee and Charles T. Orsatti

CUSIP NO. N6748L102

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
17,200	12.1415	11/18/2008
12,800	11.9916	11/19/2008
19,300	11.2624	11/20/2008
10,700	10.9904	11/20/2008
8,200	10.1373	11/21/2008
25,100	9.9985	11/21/2008
33,300	10.8600	11/24/2008
13,350	10.8410	11/25/2008
8,400	11.1726	11/26/2008
4,550	11.8975	11/28/2008
12,550	10.9152	12/01/2008
34,500	11.1611	12/02/2008
5,000	13.7180	12/03/2008
800	12.9906	12/05/2008
19,068	16.6340	01/05/2009
11,900	17.4021	01/06/2009
11,900	16.9512	01/07/2009
RAMIUS ENTERPRISE MASTER FUND LTD
13,350	10.8410	11/25/2008
8,400	11.1726	11/26/2008
4,550	11.8975	11/28/2008
12,550	10.9152	12/01/2008
34,500	11.1611	12/02/2008
5,000	13.7180	12/03/2008
800	12.9906	12/05/2008
(6,953)	23.6913	12/22/2008
6,953	23.6913	12/22/2008
(7,000)	12.0901	12/22/2008
7,000	12.0901	12/22/2008
(13,350)	10.8410	12/22/2008
13,350	10.8410	12/22/2008
(8,400)	11.1726	12/22/2008
8,400	11.1726	12/22/2008
(4,550)	11.8975	12/22/2008
4,550	11.8975	12/22/2008
(12,550)	10.9152	12/22/2008
12,550	10.9152	12/22/2008
(34,500)	11.1611	12/22/2008
34,500	11.1611	12/22/2008
(5,000)	13.7180	12/22/2008
5,000	13.7180	12/22/2008
(800)	12.9906	12/22/2008
800	12.9906	12/22/2008
3,632	16.6340	01/05/2009
5,100	17.4021	01/06/2009
5,100	16.9512	01/07/2009

CUSIP NO. N6748L102

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. N6748L102

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies